As filed with the  Securities  and  Exchange  Commission  on  January 15, 1999.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                     TO THE
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           KLAMATH FIRST BANCORP, INC.
                           ---------------------------
                                (Name of issuer)

                           KLAMATH FIRST BANCORP, INC.
                           ---------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   49842P 10 3
                                 ---------------
                      (CUSIP Number of Class of Securities)

                                 Gerald V. Brown
                      President and Chief Executive Officer
                           Klamath First Bancorp, Inc.
                                 540 Main Street
                           Klamath Falls, Oregon 97601
                                 (541) 882-3444
                     ---------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
  John F. Breyer, Jr., Esquire                    Martin L. Meyrowitz, P.C.
     Breyer & Associates PC                        Michael S. Sadow, P.C.
   1100 New York Avenue, N.W.                  Silver, Freedman & Taff, L.L.P.
         Suite 700 East                          1100 New York Avenue, N.W.
  Washington, D.C. 20005-3934                          Suite 700 East
         (202) 737-7900                          Washington, D.C. 20005-3934
   (202) 737-7979 (Facsimile)                          (202) 414-6100
                                                  (202) 682-0354 (Facsimile)

                                 October 9, 1998
                     ---------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
  TRANSACTION VALUATION*                               AMOUNT OF FILING FEE*
  ----------------------                               ---------------------
       $39,667,060                                           $7,934.00
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,983,353 shares at the maximum tender offer price of $20.00 per share.

[X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,934.00      Filing Party: Klamath First Bancorp, Inc.
Form or Registration No.: 005-45247    Date Filed:   October 9, 1998

         This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Amendment No. 1 to the Schedule 13E-4 (the "Statement"), dated December 4, 1998, filed by Klamath First Bancorp, Inc. (the "Company"), an Oregon corporation, relating to the Company's offer to purchase up to 1,983,353 shares of its common stock, par value $.01 per share (the "Shares"), at a purchase price not greater than $20.00 nor less than $18.00 per Share upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 9(a)(1) and 9(a)(2), respectively, to the Statement. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 1.  SECURITY AND ISSUER.

         The Offer expired at 5:00 p.m., Eastern Time, on Friday, January 8, 1999. Pursuant to the Offer, the Company purchased 1,984,090 Shares at a purchase price of $19.50 per Share.

ITEM 8.  ADDITIONAL INFORMATION.

         On January 11, 1999, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto as Exhibit 9(a)(12) which is incorporated herein by reference. On January 15, 1999, the Company issued a press release announcing the final results of the Offer a copy of which is attached hereto as Exhibit 9(a)(13), which is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended to include the following additional exhibits:

         (a)(12) Text of Press Release issued by the Company, dated January 11, 1999.

         (a)(13) Text of Press Release issued by the Company, dated January 15, 1999.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                         KLAMATH FIRST BANCORP, INC.


January 15, 1999                     By: /s/Gerald V. Brown
                                         ------------------
                                         Gerald V. Brown
                                         President and Chief Executive Officer

                                                               Exhibit 9(a)(12)


FOR IMMEDIATE RELEASE                                           January 11, 1999


                      KLAMATH FIRST BANCORP, INC. ANNOUNCES
                       PRELIMINARY RESULTS OF TENDER OFFER

         Klamath Falls, Oregon -- Klamath First Bancorp, Inc. (Nasdaq NMS: KFBI) announced today preliminary results of the Modified Dutch Auction Tender Offer that expired on Friday, January 8, 1999 at 5:00 p.m. Eastern Time. Based upon a preliminary count, shareholders tendered approximately 3,066,000 shares, approximately 1,983,000 of which are expected to be purchased. Subject to verification, the price will be $19.50 per share for all shares purchased in the tender. Both the number of shares and the share price set forth above are preliminary and are subject to verification by Registrar and Transfer Company, which acted as the Depositary in the Offer. The actual number of shares to be purchased and the price per share will be announced within several days upon completion of the verification process. It is currently expected that payment for all shares purchased will be made on or about Friday, January 15, 1999.

         The tender offer was commenced on October 9, 1998. Under the terms of the offer, Klamath First Bancorp, Inc. offered to repurchase up to 1,983,353 shares of its common stock within a price range, as adjusted and published on December 4, 1998, of $18.00 per share to $20.00 per share. Based upon the preliminary results, the value of the shares to be purchased will be approximately $38.7 million. The preliminary number of shares to be purchased represents approximately 20.0 percent of Klamath First Bancorp, Inc.'s 9,916,766 shares of common stock currently outstanding.

         Headquartered in Klamath Falls, Oregon, Klamath First Federal Savings and Loan Association, the principal subsidiary of Klamath First Bancorp, Inc., has a state-wide presence currently operating out of 35 offices covering 22 Oregon counties.


Contact:       Gerald V. Brown                        Frank X. Hernandez
               President and Chief                    Senior Vice President and
                 Executive Officer                      Chief Operating Officer
               (541) 882-3444 ext. 133                (541) 882-3444 ext. 113

                                                               Exhibit 9(a)(13)


FOR IMMEDIATE RELEASE                                          January 15, 1999




                      KLAMATH FIRST BANCORP, INC. ANNOUNCES
                          FINAL RESULTS OF TENDER OFFER


     Klamath Falls, Oregon -- Klamath First Bancorp, Inc. (Nasdaq NMS: KFBI) announced today final results of the Modified Dutch Auction Tender Offer that expired on Friday, January 8, 1999 at 5:00 p.m. Eastern Time. Consistent with preliminary results released January 11, 1999, Klamath First Bancorp, Inc. will purchase 1,984,090 shares, or approximately 85.9% of the shares tendered at $19.50 per share or below, and 64.7% of all shares tendered. All shares tendered above $19.50 per share and shares not purchased due to proration will be promptly returned. The value of the shares to be purchased is $38.7 million and the number of shares to be purchased represents approximately 20.0 percent of the Company's 9,916,766 shares of common stock outstanding on January 15, 1999. After the transaction, there will be 7,932,676 shares of common stock issued and 6,914,882 shares of common stock outstanding.

     At September 30, 1998, Klamath First Bancorp, Inc. reported the following ratios: (i) return on average equity - 6.52%; (ii) dividend payout ratio - 34.50%; (iii) shareholders' equity to total assets - 14.07%; and (iv) book value per share - $16.30. On a pro forma basis, at September 30, 1998, as a result of the repurchase of 1,984,090 shares at $19.50 per share, these ratios would have been as follows: (i) return on average equity - 7.88%; (ii) dividend payout ratio - 28.38%; (iii) shareholders' equity to total assets - 10.72%; and (iv) book value per share - $15.39.

     The tender offer was commenced on October 9, 1998 whereby Klamath First Bancorp, Inc. offered to purchase up to 1,983,353 shares of its common stock within a price range, as adjusted and published on December 4, 1998, of $18.00 per share to $20.00 per share.

     Headquartered in Klamath Falls, Oregon, Klamath First Federal Savings and Loan Association, the principal subsidiary of Klamath First Bancorp, Inc., has a state-wide presence currently operating out of 35 offices covering 22 Oregon counties.


Contact:       Gerald V. Brown                       Frank X. Hernandez
               President and                         Senior Vice President and
               Chief Executive Officer                Chief Operating Officer
               (541) 882-3444 ext. 133               (541) 882-3444 ext. 113